Exhibit 99(a)(28)

News Release

BASF extends and increases all-cash tender offer to $38 per share	May 1, 2006
P 237/06e
> BASF proposes nominees for a majority of the	Michael Grabicki
Engelhard Board of Directors	Phone:	+49 621 60-99938
	Cell:	+49 172 74-91891

Ludwigshafen, Germany, May 1, 2006 — BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced that, through its wholly owned subsidiary, Iron Acquisition Corporation, it has extended the expiration date of its tender offer with the Securities and Exchange Commission (SEC) to 5:00 p.m., New York City time, on June 5, 2006.  BASF has also increased the cash price being offered to shareholders in BASF’s tender offer for 100 percent of Engelhard’s outstanding shares to $38 per share. The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, April 28, 2006.

“BASF believes that its offer for all of Engelhard’s shares provides greater value and more certainty to Engelhard’s shareholders than what may be achievable through the Engelhard leveraged recapitalization and 20 percent share buyback,” said Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. “Our offer allows Engelhard’s shareholders to maximize value today and without risk, instead of waiting and hoping for a highly leveraged Engelhard to deliver on its promises.”

	Fax:	+49 621 60-92693
michael.grabicki@basf.com

US media contact:
Rand Pearsall
	Phone:	+1 973 245-6820
	Cell:	+1 973 626-1786
	Fax:	+1 973 245 6714
rand.pearsall@basf.com

Analysts/Investors contact:
Magdalena Moll
	Phone:	+49 621 60-48002
	Fax:	+49 621 60-22500
magdalena.moll@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
	Phone:	+49 621 60-0
http://www.basf.com
Corporate Media Relations
	Phone:	+49 621 60-20710
	Fax:	+49 621 60-92693
presse.kontakt@basf.com

“Merging Engelhard’s business with BASF will create a leading global player in the catalyst and pigments business. Building on the expertise of Engelhard’s employees, we will be able to offer new and superior solutions to our customers and develop new markets worldwide,” added Hambrecht.

BASF intends to nominate a total of five directors for election to Engelhard’s Board of Directors at Engelhard’s upcoming Annual Meeting on June 2, 2006, in response to Engelhard’s announced plan to expand the Engelhard Board by three members to a total of nine members effective at the Annual Meeting. Two out of these five proposed nominees would replace two of Engelhard’s existing Board members whose terms expire at the Annual Meeting. The other three nominees would fill the vacancies created by the expansion of the Board.  If elected, the BASF nominees would constitute a majority of the nine-member Board and have the power, subject to exercise of their fiduciary duties, to facilitate the BASF tender offer and terminate Engelhard’s proposed leveraged recapitalization and 20 percent share buyback.

BASF has previously nominated Julian A. Brodsky and John C. Linehan to serve on the Engelhard Board of Directors.  BASF’s three new nominees are Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky.  “Each of the BASF nominees is highly qualified to serve on the Engelhard Board and will act in accordance with their fiduciary duties to maximize value for the Engelhard shareholders.  Clearly, we believe that this will lead them to facilitate the BASF offer and terminate Engelhard’s proposed leveraged recapitalization and 20 percent share buyback.  When the Engelhard shareholders elect our nominees, they will have spoken in favor of that result,” said Dr. Hambrecht. “If Engelhard’s shareholders don’t vote in favor of our nominees, we will allow our tender offer to expire on June 5 and turn our attention to other opportunities,” added Hambrecht.

BASF has been informed by The Bank of New York, the Depositary for the offer, that, as of 5:00 p.m., New York City time, on April 28, 2006, a total of 654,238 shares of Engelhard common stock had been tendered into the offer and not withdrawn.  As a consequence of the extension of the expiration date, holders of Engelhard common stock may tender their shares until 5:00 p.m., New York City time, on June 5, 2006, unless the offer is further extended.

BASF reserves the right to conduct a consent solicitation to expand the size of Engelhard’s Board to twelve and elect six BASF nominees to the resulting vacancies if BASF determines that it would be advisable to do so to ensure that Engelhard shareholders have the unfettered opportunity to choose between BASF’s all-cash offer and Engelhard’s leveraged recapitalization and 20 percent share buyback on a timely basis.

Nominee Biographies

Julian A. Brodsky

Mr. Brodsky is a founder and, since 2004, has served as non-executive Vice Chairman of Comcast Corporation (NYSE: CMCSA), a leading provider of cable, entertainment and communications products and services in the United States. Prior to that he served as Comcast’s Executive Vice President, Senior Vice President, Chief Financial Officer and Vice Chairman. From 1999 to 2004, he also served as Chairman of Comcast Interactive Capital, an in-house venture fund. Currently, Mr. Brodsky serves as a Director of the RBB Fund Inc., a mutual fund, and as a member of the Board of Directors of Amdocs Limited (NYSE: DOX), a technology company. Mr. Brodsky is a certified public accountant and a graduate of the Wharton School of Finance and Commerce of the University of Pennsylvania.

John C. Linehan

Mr. Linehan is currently a member of the Board of Directors of Pacific Energy Partners, L.P. (NYSE: PPX), a company engaged principally in the business of gathering, transporting, storing, and distributing crude oil, refined products and related products in California and the Rocky Mountain region. In 2001 and 2002, Mr. Linehan served as Chairman and CEO of Texaco Refining & Marketing (East) Inc. and, before that, as Executive Vice President and Chief Financial Officer of Kerr-McGee Corporation (NYSE: KMG), a global energy company based in Oklahoma City and a leader in oil and natural gas exploration and production, from which he retired in 1999. Mr. Linehan has also served as Chairman of the Finance Committee of the American Petroleum Institute and as a member of the Board of Directors of Tom Brown, Inc. (NYSE: TBI) until its acquisition by EnCana Corporation in 2004. Mr. Linehan is a member of both the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants.

Mr. Arthur M. de Graffenried III

Mr. de Graffenried has over thirty years general management experience in the financial services industry, derived from his service as an international executive with Citigroup.  Mr. de Graffenried retired in 2004 as a Managing Director at Citigroup, where he worked in both the Company’s New York and London offices.  During his tenure at Citigroup he held a variety of executive management positions including Chief Executive Officer of Saudi American Bank, Country Corporate Officer in Japan, Chairman of Citicorp’s Debt Restructuring Committee, and member of Citicorp’s Operating Committee.  Mr. de Graffenried is on the board of several non-profit organizations including American Near East Refugee Aid, the Roundabout Theater Company, and Boys Hope Girls Hope.  Mr. de Graffenried received his A.B. in Political Science, his Juris Doctorate from St. Louis University and his Masters in Public and International Affairs from the University of Pittsburgh.

Mr. William T. Vinson

Mr. Vinson has over twenty years experience as a corporate attorney for Lockheed Martin.  Mr. Vinson served as Vice President and Chief Counsel at Lockheed Martin Corporation from 1995 until his retirement in 1998.  He was also Vice President-Secretary and Assistant General Counsel of Lockheed Corporation from 1990-1992.  Before joining Lockheed, Mr. Vinson worked as a trial attorney for Phillips Petroleum Company, and prior to that was a member of the Air Force Judge Advocate General Corps.  Mr. Vinson is currently Chairman of the Board of Directors of Siemens Government Services, Inc. and Chairman of the Board of Westminster Free Clinic.  Mr. Vinson received his undergraduate degree from the United States Air Force Academy and his Doctorate of Jurisprudence from the U.C.L.A. School of Law.

Mr. Stanford S. Warshawsky

Mr. Warshawsky has over twenty years experience in the investment advisory field.  Since 2003, Mr. Warshawsky has served as Chairman of Bismarck Capital, LLC, an investment banking firm.  Prior to this, Mr. Warshawsky was a Director from 1977-2003, and Co-President from 1994-2003, of Arnhold and S. Bleichroeder Holdings, Inc. From 1994-2003, Mr. Warshawsky was Chairman of the Board of Directors of First Eagle Funds, a registered investment company.  Mr. Warshawsky is currently Vice-Chairman of the Arthur F. Burns Fellowship Program, which fosters greater understanding of U.S./German relations among future leaders of the news media, and serves as a member of the Board of Directors of the American Council on Germany and of the German-American Chamber of Commerce.  He previously served as Chairman of the Board of Directors at Arnhold and S. Bleichroeder U.K., Ltd, and as a member of the Boards of Enzo Biochem, Inc., General Ceramics, Inc., and Leybold Inficon, Inc.  Mr. Warshawsky served two terms on the Nominating Committee of the New York Stock Exchange and as Chairman of the Nominating Committee in 1999.  He also served as an Exchange Official for the American Stock Exchange.  Mr. Warshawsky received a Bachelor of Business Administration from the University of Michigan and a Juris Doctorate from the University of Virginia School of Law.  Mr. Warshawsky is a member of the New York State and the Virginia State Bar Associations.

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF’s intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

BASF currently intends to solicit proxies for use at Engelhard’s 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF’s nominees identified in this press release and in the revised preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”), and to vote on any other matters that shall be voted upon at Engelhard’s 2006 annual meeting of stockholders.  On February 27, 2006, BASF filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies.  All Engelhard stockholders are strongly encouraged to read the revised preliminary proxy statement and the definitive proxy statement when it is available, because they contain important information.  Engelhard stockholders may obtain copies of the revised preliminary proxy statement and related materials for free at the SEC’s website at www.sec.gov.

The identity of people who, in addition to BASF and its nominees for election to the Engelhard Board of Directors described in this press release, may be considered “participants in a solicitation” of proxies from Engelhard stockholders for use at Engelhard’s 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 27, 2006. None of Mr. de Graffenried, Mr. Vinson or Mr. Warshawsky has any direct or indirect interests in the solicitation other than interests of a substantially similar nature to those described in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 27, 2006 with respect to the Nominees (as defined therein).

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s Form 20-F filed with the SEC.